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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)

                      ------------------------------------



                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                            (Name of Subject Company)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                        (Name of Person Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                             WILLIAM H. JARRARD, JR.
                                    PRESIDENT
                              CONCAP EQUITIES, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)









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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Commission on December 31, 1997 (the "Statement") by Consolidated Capital Institutional Properties/3, a California limited partnership (the "Partnership"), relating to the tender offer by Madison River Properties, L.L.C. (the "Purchaser") to purchase up to 145,000 of the outstanding units of limited partnership interest ("Units") in the Partnership, at $85 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 31, 1997 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with Commission by the Purchaser on December 31, 1997. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On February 12, 1998, the Partnership entered into a non-binding letter of intent providing for the sale of the Lamplighter Park Apartments complex located in Bellevue, Washington for a gross sale price of $13,525,000. The sale of the property is subject to a number of conditions, including the negotiation and execution of a definitive contract and completion to the buyer's satisfaction of title searches and physical inspections. Accordingly, the Partnership does not know if the sale will be completed, or whether, if the sale is completed, the final sale price will be different.

         The full text of the letter of intent, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        (d)(1) Letter of Intent between the Partnership and Bay Apartment Communities, Inc. dated February 12, 1998.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998


                               CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3


                                             By:   CONCAP EQUITIES, INC.,
                                                   its General Partner


                                             By:   /s/ William H. Jarrard, Jr.
                                                   ----------------------------
                                                   William H. Jarrard, Jr.
                                                   President





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                                  EXHIBIT INDEX




         EXHIBIT NO.                        DESCRIPTION
         -----------                        -----------

           (d)(1) Letter of Intent between the Partnership and Bay Apartment Communities, Inc. dated February 12, 1998.









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